SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 5)*

                               Acadia Realty Trust
                                (Name of Issuer)

        Common Shares of Beneficial Interest, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   004239 10 9
                                 (CUSIP Number)

                            Mr. James E. Quigley 3rd
                             Rothschild Realty Inc.
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 26, 2002
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004239109                Schedule 13D                Page 2 of 8 Pages


------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON:  Five Arrows Realty Securities L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:  WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,723,267 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,723,267 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,723,267 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 7.0% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:  OO

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                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Includes those shares that were originally reported in the statement on
Schedule 13D, filed on September 15, 1998, of RD Properties, L.P. VI, RD Properties, L.P. VIA, RD Properties VIB, RD New York VI, LLC, Yale University, Yale University Retirement Plan for Staff Employees, Carnegie Corporation, the Vanderbilt University, TRW Master Trust, Harvard Private Capital Realty, Inc., Charlesbank Capital Partners, LLC, the Board of Trustees of the Leland Standard Junior University, Howard Hughes Medical Institutes, Five Arrows Realty Securities L.L.C., Rothschild Realty Investors II L.L.C., Ross Dworman and Kenneth F. Bernstein (the "Group Schedule 13D").

CUSIP No. 004239109                Schedule 13D                Page 3 of 8 Pages


------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Rothschild Realty Investors II L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:  WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,723,267 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,723,267 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,723,267 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 7.0% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:  OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004239109                Schedule 13D                Page 4 of 8 Pages


          This Amendment No. 5 (the "Amendment") amends the statement on
Schedule 13D ("Schedule 13D") filed by Five Arrows Realty Securities L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors II L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild"), on September 15, 1998 and as amended by Amendment No. 1 on May 21, 1999, Amendment No. 2 on May 24, 1999, Amendment No. 3 on May 26, 2000, and Amendment No. 4 on April 18, 2002 with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Stock") of Acadia Realty Trust, Inc. (formerly known as Mark Centers Trust) (the "Trust"), a Maryland real estate investment trust, whose principal executive offices are located at 805 Third Avenue, 9th Floor, New York, New York 10022. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

     Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

           a) As of the close of business on June 26, 2002, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,723,267 shares of Common Stock, including those shares originally reported in the Group Schedule 13D. Five Arrows beneficially owns 7.0% of the issued and outstanding shares of Common Stock (based on 24,700,328 shares of Common Stock outstanding as of April 1, 2002 as reported in the Definitive Proxy Statement of the Trust filed on April 16, 2002). Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 1,723,267 shares of Common Stock held by Five Arrows.

           (b) Five Arrows has the sole power to vote and dispose of the shares of Common Stock owned by it reported herein, which power may be exercised by Rothschild.

           (c) On April 19, 2002, Five Arrows, in open market sales, sold 5,000 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $6.8500 for a total of $34,250.00.

         On April 24, 2002, Five Arrows, in open market sales, sold 11,000 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $6.9019 for a total of $75,920.90.

         On April 25, 2002, Five Arrows, in open market sales, sold 62,800 shares of Common Stock (representing 0.3% of the shares of Common Stock outstanding) at an average per share price of $6.8904 for a total of $432,717.12.

         On April 26, 2002, Five Arrows, in open market sales, sold 5,400 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $6.9000 for a total of $37,260.00.

         On April 29, 2002, Five Arrows, in open market sales, sold 10,500 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $6.9000 for a total of $72,450.00.

         On April 30, 2002, Five Arrows, in open market sales, sold 4,900 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $6.9500 for a total of $34,055.00.

         On May 1, 2002, Five Arrows, in open market sales, sold 19,000 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $7.0066 for a total of $133,125.40.

CUSIP No. 004239109                Schedule 13D                Page 5 of 8 Pages


         On May 2, 2002, Five Arrows, in open market sales, sold 51,000 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at an average per share price of $7.0588 for a total of $359,998.80.

         On May 8, 2002, Five Arrows, in open market sales, sold 14,400 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $7.1644 for a total of $103,167.36.

         On May 9, 2002, Five Arrows, in open market sales, sold 900 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.1800 for a total of $6,462.00.

         On May 13, 2002, Five Arrows, in open market sales, sold 2,600 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.1200 for a total of $18,512.00.

         On May 14, 2002, Five Arrows, in open market sales, sold 6,700 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.1200 for a total of $47,704.00.

         On May 15, 2002, Five Arrows, in open market sales, sold 7,000 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.2416 for a total of $50,691.20.

         On May 16, 2002, Five Arrows, in open market sales, sold 1,100 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.3000 for a total of $8,030.00.

         On June 18, 2002, Five Arrows, in open market sales, sold 2,100 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.6500 for a total of $16,065.00.

         On June 26, 2002, Five Arrows, in open market sales, sold 347,500 shares of Common Stock (representing 1.4% of the shares of Common Stock outstanding) at an average per share price of $7.2500 for a total of $2,519,375.00.

           (d) Not applicable.
           (e) Not applicable.

CUSIP No. 004239109                Schedule 13D                Page 6 of 8 Pages


        ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d 1(f)(1) of the Securities Act of 1934.

CUSIP No. 004239109                Schedule 13D                Page 7 of 8 Pages


                                    SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2002



                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By: /s/ James E. Quigley, 3rd
                                        -------------------------
                                            James E. Quigley, 3rd
                                            Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By: /s/ James E. Quigley, 3rd
                                        -------------------------
                                            James E. Quigley, 3rd
                                            Manager

CUSIP No. 004239109                Schedule 13D                Page 8 of 8 Pages


EXHIBIT 99.1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  June 28, 2002


                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By: /s/ James E. Quigley, 3rd
                                        -------------------------
                                            James E. Quigley, 3rd
                                            Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By: /s/ James E. Quigley, 3rd
                                        -------------------------
                                            James E. Quigley, 3rd
                                            Manager